Exhibit 99.1

Trina Solar Statement on Preliminary Determination of Antidumping Duty in the United States

CHANGZHOU, China, May 17, 2012 /PRNewswire-Asia/ — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”) offers the following statement regarding the preliminary determination of antidumping duties by the U.S. Department of Commerce (the “DOC”).

On May 17, 2012, a preliminary determination was announced by the DOC in Washington, DC regarding the exportation of crystalline silicon photovoltaic cells and modules from China. A preliminary antidumping duty (“AD”) rate of 31.14% was calculated to apply to the importation into the United States of Trina Solar’s solar cells and modules/panels produced in China.

The DOC also preliminarily determined that the AD investigation does not apply to modules manufactured in China that incorporate solar cells produced in a third country. This decision is consistent with DOC’s prior preliminary determination in the parallel countervailing duty (“CVD”) investigation of the same products. The DOC found “critical circumstances” and therefore the AD rate will apply retroactively to imports, beginning approximately 90 days prior to the preliminary determination. Trina Solar continues to actively defend its position in these administrative proceedings.

“Trina Solar’s innovation and globalization has helped to create great value for our stakeholders,” said Jifan Gao, Chairman and Chief Executive Officer of Trina Solar. “Current market conditions illustrate precisely why we have been conservative in the past, and why we place a priority on building a strong balance sheet. We believe that the quality of our panels and the strength of our team will ensure that we continue to serve the US market for the long term.”

“We remain committed to the very close relationships we have developed in the US solar industry and will continue to deliver industry leading solutions together with these customers,” added Mark Kingsley, Chief Commercial Officer of Trina Solar. “Our primary objective remains to sustainably drive down total installed per watt cost through the use of our proprietary high-efficiency module know-how in combination with industry best practices on balance of system cost optimization. This is simply what is required to unlock the next level of fossil fuel replacement in the United States. Any duties are short-sighted impediments to this worthy goal.”

Kingsley concluded, “We intend to strongly defend with data our position that these duties are unwarranted and serve as an impediment to the broader adoption of solar energy in a time of rising fuel costs. As a forward-thinking global company, we will continue to assess our options to most effectively serve all of our markets, including our growing business in the United States.”

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a leading manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that have developed a vertically integrated business model from the production of monocrystalline and multicrystalline silicon ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:
Trina Solar Limited	Brunswick Group
Terry Wang, CFO	Caroline Jinqing Cai
Phone: + 86.519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256
Thomas Young, Vice President, Investor Relations	Michael Fuchs
Phone: + 86.138-6118-3779 (Global)	Phone: + (86) 10-6566-2256
Email: ir@trinasolar.com	Email: trina@brunswickgroup.com